SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                       PREMIUM CIGARS INTERNATIONAL, LTD.
                                (Name of Issuer)

                             Shares of Common Stock
                         (Title of Class of Securities)

                                   740588 10 8
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740588 10 8

                                Page 1 of 6 Pages

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CUSIP No. 740588 10 8                 13G                      Page 2 of 6 Pages
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Londen Insurance Group
              Lincoln Heritage Life Insurance Company
              Life of Boston Insurance Company
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
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3.       SEC USE ONLY

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 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Londen Insurance Group                    Arizona corporation
              Lincoln Heritage Life Insurance Company   Illinois corporation
              Life of Boston Insurance Company          Oklahoma corporation
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                                  5.            SOLE VOTING POWER
    NUMBER OF SHARES                                 None
      BENEFICIALLY                ----------------------------------------------
      OWNED BY EACH               6.            SHARED VOTING POWER
    REPORTING PERSON                                 20,000
          WITH                    ----------------------------------------------
                                  7.            SOLE DISPOSITIVE POWER
                                                     None
                                  ----------------------------------------------
                                  8.            SHARED DISPOSITIVE POWER
                                                     20,000
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              210,476*

         *includes 190,476 shares which may be acquired by the exercise of warrants within 60 days
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [_]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              5.8%
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12.      TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 740588 10 8                 13G                      Page 3 of 6 Pages
---------------------                                          -----------------

Item 1(a).  Name of Issuer.

     PREMIUM CIGARS INTERNATIONAL, LTD.

Item 1(b).  Address of Issuer's Principal Executive Offices.

     15651 North 83rd Way, Suite 3
     Scottsdale, Arizona 85260

Item 2(a).  Name of Person Filing.

     Londen Insurance Group
     Lincoln Heritage Life Insurance Company
     Life of Boston Insurance Company

Item 2(b).  Address of Principal Business Office or, if none, Residence.

     Londen Insurance Group
     Lincoln Heritage Life Insurance Company
     Life of Boston Insurance Company
     4343 East Camelback Road, Suite 400
     Phoenix, Arizona 85018

Item 2(c).  Citizenship.

     Londen Insurance Group                          Arizona corporation
     Lincoln Heritage Life Insurance Company         Illinois corporation
     Life of Boston Insurance Company                Oklahoma corporation

Item 2(d).  Title of Class of Securities.

     Shares of Common Stock

Item 2(e).  CUSIP Number.

     740588 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)[ ] Broker or Dealer registered under Section 15 of the Act
     (b)[ ] Bank as defined in section 3(a)(6) of the Act
     (c)[X] Insurance Company as defined in section 3(a)(19) of the Act

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CUSIP No. 740588 10 8                 13G                      Page 4 of 6 Pages
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     (d)[ ] Investment  Company  registered  under  section 8 of the  Investment
            Company Act
     (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)
     (g)[ ] Parent   Holding   Company,   in   accordance   with  ss.   240.13d-
            1(b)(ii)(G)(Note: See Item 7)
     (h)[X] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

     (a) Amount Beneficially Owned: 210,476*

         * includes 190,476 shares which may be acquired by the exercise of warrants within 60 days, but for which the reporting persons may not currently vote or direct the disposition.

     (b) Percent of Class:  5.8%

     (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:                   None

         (ii) shared power to vote or to direct the vote:                20,000*

         (iii) sole power to dispose or to direct the disposition of:    None

         (iv) shared power to dispose or to direct the disposition of:   20,000*

         * excludes 190,476 shares which may be acquired by the exercise of options within 60 days, but for which the reporting persons may not currently vote or direct the disposition.

         Londen Insurance Group is the sole shareholder of Lincoln Heritage Life Insurance Company. Lincoln Heritage Life Insurance Company owns approximately 79% of the outstanding shares of Life of Boston Insurance Company. Therefore, all three entities are under common control and ownership. The common beneficial ownership reported above is directly held as follows:

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CUSIP No. 740588 10 8                 13G                      Page 5 of 6 Pages
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         Londen Insurance Group. Directly holds no securities of the issuer, but is the beneficial owner of shares and warrants held by Lincoln Heritage Life Insurance Company and Life of Boston Insurance Company.

         Lincoln Heritage Life Insurance Company. Directly holds warrants to purchase 95,238 shares of Common Stock. Beneficially owns the shares and warrants held by Life of Boston Insurance Company.

         Life of Boston Insurance Company. Directly owns 20,000 shares of Common Stock of the issuer and holds warrants to purchase 95,238 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Londen Insurance Group is the sole shareholder of Lincoln Heritage Life Insurance Company. Lincoln Heritage Life Insurance Company owns approximately 79% of the outstanding shares of Life of Boston Insurance Company. Therefore, all three entities are under common control and ownership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Londen Insurance Group is the sole shareholder of Lincoln Heritage Life Insurance Company. Lincoln Heritage Life Insurance Company owns approximately 79% of the outstanding shares of Life of Boston Insurance Company. All three entities are classified as insurance companies within the meaning of Rule 13d-1(b)(1)(ii)(C).

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CUSIP No. 740588 10 8                 13G                      Page 6 of 6 Pages
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Item 8.  Identification and Classification of Members of the Group.

     Londen Insurance Group is the sole shareholder of Lincoln Heritage Life Insurance Company. Lincoln Heritage Life Insurance Company owns approximately 79% of the outstanding shares of Life of Boston Insurance Company. All three entities are classified as insurance companies within the meaning of Rule 13d-1(b)(1)(ii)(C).

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of their knowledge and belief, the undersigned reporting person(s) also certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 1998

         LONDEN INSURANCE GROUP

           /s/ Larry Schuneman
         ----------------------------
         Larry Schuneman, Vice President and CFO


         LINCOLN HERITAGE LIFE INSURANCE COMPANY

           /s/ Larry Schuneman
         ----------------------------
         Larry Schuneman, Vice President and CFO


         LIFE OF BOSTON INSURANCE COMPANY

           /s/ Larry Schuneman
         ----------------------------
         Larry Schuneman, Vice President and CFO

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).